Via Facsimile and U.S. Mail
Mail Stop 4720

July 15, 2009

Leonard S. Schleifer, M.D., Ph.D.
Chief Executive Officer
Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, New York
10591-6707

> **Re:** **Regeneron Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File Number 000-19034**

Dear Dr. Schleifer:

We have reviewed your filing and have the following comments.   In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business
Patents, Trademarks, and Trade Secrets, page 11

1. Please expand your intellectual property disclosure to identify your material patents and patent applications, discuss the technology and product candidates dependent on these patents and disclose their respective expiration dates.   Where you have licensed a material patent from another party, please identify the licensor, describe the terms of your agreement, and ensure that the license

agreement has been filed as an exhibit to your filing. It may be helpful to provide your revised disclosure in chart form.

Item 15. Exhibits and Financial Statement Schedules, page 58

2. Please file your August 2008 agreement with sanofi-aventis, in relation to their use of your VelociGene platform, as an exhibit to your filing or identify the filing in which this agreement will be filed as an exhibit. Please note that we will not be in a position to clear our comment until this agreement has been filed.

Definitive Proxy Statement

Executive Compensation, page 21
Compensation Discussion and Analysis

3. Please identify the "nationally recognized surveys" that your Compensation Committee uses to benchmark compensation for your NEOs.

Cash Bonus, page 23

4. We note that your disclosure in relation to the cash bonus for NEOs does not describe how the listed corporate performance goals and individual contributions are assessed to determine the "personal performance multiplier" and "company performance multiplier." Please provide us with draft disclosure for your 2009 proxy statement which provides the following:
   • Disclosure of specific corporate performance objectives and personal performance objectives used to calculate the applicable multiplier(s) for each NEO;
   • Identification of specific target figures for each objective to the extent that multipliers are calculated based on the achievement of quantified performance targets;
   • Discussion of how the level of achievement in relation to the objectives is assessed to determine the respective "personal performance multiplier" and "company performance multiplier;" and,
   • Confirmation that you will discuss the level of achievement with respect to these objectives in your 2009 proxy statement.

Performance Based Vesting Stock Options, page 25

5. We note that the vesting of your performance based vesting stock options is determined based on points earned for the achievement of "product candidate development milestones."   Please provide additional disclosure about how these stock options vest under your "point scale system." In particular, please provide us with draft disclosure for your 2009 proxy statement which provides the following:

- A discussion of how many points were earned by NEOs based upon the achievement of development milestones in 2008;
- A discussion of the specific points attributed to each respective achievement; and,
- The number of options that vested as a result of the points earned.

 Grants of Plan-Based Awards Table on page 29.

6. We note your statement that no non-equity incentive plan awards were granted in 2008. However, we also note that your annual cash bonus was paid to NEOs in the form of non-equity compensation based upon the achievement of performance objectives over a specified period of time. As such, this compensation appears to have been paid pursuant to a non-equity incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K. See also Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations at the following web address: http://www.sec.gov/divisions/corpfin/cfguidance.shtml. Please provide us with your analysis for why the annual cash bonus is not non-equity incentive plan compensation that must be reflected under Column (g) to your Summary Compensation Table and in the Grants of Plan-Based Awards Table.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Leonard S. Schleifer, M.D., Ph.D.
Regeneron Pharmaceuticals, Inc.
July 15, 2009
Page 4

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      Please contact Bryan Pitko at (202) 551-3203 with any questions. In this regard, please feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler,
Assistant Director